SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 March 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 5 March 2019
99.2	Director/PDMR Shareholding dated 5 March 2019
99.3	Director/PDMR Shareholding dated 5 March 2019
99.4	Director/PDMR Shareholding dated 5 March 2019
99.5	Director/PDMR Shareholding dated 13 March 2019
99.6	Director/PDMR Shareholding dated 13 March 2019
99.7	Director/PDMR Shareholding dated 13 March 2019
99.8	Director/PDMR Shareholding dated 13 March 2019
99.9	Director/PDMR Shareholding dated 13 March 2019

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 1 March 2019 the following shares were transferred, pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Keith Barr	4,857
Paul Edgecliffe-Johnson	5,329
Elie Maalouf	5,393
Jolyon Bulley	1,400
Yasmin Diamond	1,003
Nicolette Henfrey	813
Kenneth Macpherson	3,571
George Turner	3,475

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,857
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,857 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,329
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,329 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,393
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,393 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,400
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,400 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,003
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,003 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	813
d)	Aggregated information - Aggregated volume - Price - Aggregated total	813 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,571
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,571 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,475
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,475 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 1 March 2019 the following deferred shares were granted, under the Company's 2018 Annual Performance Plan, to the following PDMRS:

Name of PDMR	Number of shares granted
Keith Barr	14,674
Paul Edgecliffe-Johnson	10,298
Elie Maalouf	10,608
Claire Bennett	7,259
Jolyon Bulley	4,422
Yasmin Diamond	4,510
Nicolette Henfrey	936
Kenneth Macpherson	7,244
Ranjay Radhakrishnan	6,956
George Turner	6,973

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 14,674 free shares; the number of shares calculated by reference to a price of GBP 45.76, being the MMQ of the Company's share price for the 3 business days following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if Keith Barr ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 10,298 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if Paul Edgecliffe-Johnson ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 10,608 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following following the Company's 31  December 2018 results announcement.

The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,259 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31  December 2018 results announcement.

The award is conditional and may be forfeited if Claire Bennett ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 4,422 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31  December 2018 results announcement.

The award is conditional and may be forfeited if Jolyon Bulley ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 4,510 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31  December 2018 results announcement.

The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 936 free shares; the number of shares calculated by reference to a price of GBP 45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if Nicolette Henfrey ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,244 free shares; the number of shares calculated by reference to a price of GBP  45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 6,956 free shares; the number of shares calculated by reference to a price of GBP 45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if Ranjay Radhakrishnan ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2018 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 6,973 free shares; the number of shares calculated by reference to a price of GBP 45.76, being the MMQ of the Company's share price for the 3 days following the Company's 31 December 2018 results announcement.

The award is conditional and may be forfeited if George Turner ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price - Aggregated total	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of a Conditional Award of InterContinental Hotels Group PLC ordinary shares. The Conditional Award is subject to the terms of the IHG Annual Performance Plan (APP).
c)	Price(s) and volume(s)
Rights over a total of 4,703 free shares; the number of shares calculated by reference to a price of GBP 45.71, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Ranjay Radhakrishnan ceases employment with the Group before 1 March 2022.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC's Long Term Incentive Plans (LTIP)
c)	Price(s) and volume(s)
LTIP Awards:

Conditional rights over a total of 2,298 free shares and comprising:

2017/19 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full:  743 shares.

The number of shares were calculated by reference to a price of GBP46.00, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's 31 December 2019 year end financial results, subject to the satisfaction of performance conditions.

2018/20 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full:  1,555 shares.

The number of shares were calculated by reference to a price of GBP46.00, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's 31 December 2020 year end financial results, subject to the satisfaction of performance conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.5

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.2087	5,183
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,183 £45.2087 £234,316.69
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	XLON

Exhibit No: 99.6
InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.2087	3,412
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,412 £45.2087 £154,252.08
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	XLON

Exhibit No: 99.7

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia & Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.2087	2,200
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,200 £45.2087 £99,459.18
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	XLON

Exhibit No: 99.8

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Transfer of shares to spouse
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,564
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,564 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	Outside a trading venue

 Exhibit No: 99.9

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Transfer of shares to spouse
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	9,168
d)	Aggregated information - Aggregated volume - Price - Aggregated total	9,168 Nil consideration Nil consideration
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	15 March 2019